Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth information regarding our ratio of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings consist of income (loss) from continuing operations before provision (benefit) for income taxes and fixed charges and (ii) fixed charges consist of interest expense, which includes amortization of deferred financing charges, and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

Nationstar Mortgage Holdings Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	2012	2013	2014	2015	2016
Calculation of income from continuing operations before income taxes and fixed charges
Net income from continuing operations	$205	$217	$221	$43	$16
Income tax expense	72	129	65	11	13
Loss from equity method investments	15	—	—	—	—
Fixed Charges	202	548	524	612	674
Earnings as adjusted	$494	$894	$810	$666	$703

Calculation of fixed charges
Interest expense	$197	$539	$517	$605	$665
Interest on lease obligations	5	9	7	7	9
Total fixed charges	$202	$548	$524	$612	$674

Calculation of Earnings to Fixed Charges	2.45	1.63	1.55	1.09	1.04